ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006
202.857.6000 main 202.857.6395 fax
afslaw.com Ralph De Martino Partner (202) 724-6848 direct rdemartino@afslaw.com

March 29, 2024

Office of Industrial Applications and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St NE
Washington, DC 20549

Attention:	Jane Park
Katherine Bagley

Re:	NorthView Acquisition Corporation Amendment No. 7 to Registration Statement on Form S-4 Filed March 5, 2024 File No. 333-269417

To Whom It May Concern:

The undersigned serves as counsel to NorthView Acquisition Corporation (“NorthView” or the “Company”). Contemporaneous with the submission of this correspondence, NorthView filed its Amendment No. 8 (the “Amendment”) to its Registration Statement on Form S-4 (File No. 333-269417). Pursuant to the comments by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), set forth in its letter dated March 22, 2024 (the “Comment Letter”), and addressed to Jack Stover, Chief Executive Officer of NorthView, the Amendment responds to the Staff’s comments included in the Comment Letter. For the convenience of the Staff, the comments included in the Comment Letter are posted below (in bold) and NorthView’s response follows each comment.

Amendment No. 7 to Registration Statement on Form S-4 filed March 5, 2024

Risk Factors

The issuance of NorthView or New Profusa Common Stock to Vellar ... , page 80

1.
We note your disclosure that “it is anticipated that immediately following completion of the Business Combination, if there are no additional redemptions by NorthView’s public stockholders, Vellar and the other investor will together own approximately 17.4% of the outstanding New Profusa Common Stock or, if there are redemptions by NorthView’s public stockholders up to the maximum level presented for the Business Combination in the accompanying proxy statement/prospectus, Vellar and the other investor will own approximately 18.0% of the outstanding New Profusa Common Stock.” Please revise your table on page xiii to more clearly reflect the impact of the issuance of New Profusa Common stock to Vellar and the other investor pursuant to the CSED, consistent with the disclosure in this risk factor.

Response: The Company acknowledges the Staff’s comment and has updated the table on page xiv of the Amendment, as repeated throughout the document, to show the ownership associated with the Recycled Shares together with the Stock Subscription Shares.

Jack Stover NorthView Acquisition Corporation March 29, 2024 Page 2

Background to Discussions with Financing Sources, page 119

2.	We note your revised disclosure in response to prior comment 3. Please revise your disclosure to address the following comments:

•
You disclose on page 119 that NorthView management entered into an NDA in August 2022 with representatives of Cohen & Company’s affiliate, Vellar, to discuss the private placement in connection with the SPAC business combination, and concluded in April 2023 that Vellar was “not able to commit to an investment at that time.” Please describe in greater detail the negotiation and marketing process for the private placement with Vellar, including who identified and selected the potential PIPE investors, and what relationship Cohen and/or Vellar have to the SPAC, the Sponsor, Profusa and its affiliates. We refer to your disclosure on page 121 that NorthView received further notice from Vellar in early February 2024 through its relationship with HCW;

Response: The Company acknowledges the Staff’s comment and has revised the section entitled “Background to Discussions with Financing Sources” on pages 119 to 123 of the Amendment to provide greater detail of the negotiation and marketing process. The Company has also added a more detailed timeline, as NorthView’s introduction to Vellar and the most recent PIPE and CSED financing discussions that started on January 28, 2024, which was initiated during HCW’s marketing process of Profusa’s private PIPE offering.

•
We note your disclosure on page 121 that Vellar notified Profusa and NorthView in early February 2024 of its continued interest in a private placement investment. This statement appears to be inconsistent with your disclosure that Vellar held a meeting with NorthView and Profusa’s management on January 29, 2024 and again on February 5, 2024 with “another investor.” Please revise your disclosures to address this inconsistency;

Response: The Company acknowledges the Staff’s comment and has revised the “Background to Discussions with Financing Sources” section on page 122 of the Amendment to update, provide greater detail and address the date inconsistencies starting with “Through their relationship with HCW, Profusa and NorthView received notice on January 26, 2024 that Vellar would like to reengage in financing discussions, if it was not too late.”

•
We note your disclosure on page 121 that various drafts of the term sheet were exchanged with Vellar between February 7 and February 14, 2024. Please revise to provide additional detail regarding the changes to the material terms for each such draft exchanged between the parties;

Response: The Company acknowledges the Staff’s comment and has revised the “Background to Discussions with Financing Sources“ section on page 122 of the Amendment to provide additional detail regarding the changes in material terms for each draft exchange between the parties.

•
We refer to your disclosure on pages xviii and 6 that Vellar is expected to syndicate the Stock Subscription and CSED transactions to partner with another investor, but no such party has been determined yet. Please clarify whether the financing is conditioned upon Vellar syndicating the transactions. You also reference on page 121 that Vellar intends to partner with “Atalaya” and requested your approval of such partnership, which you provided. Please clarify whether Atalaya has agreed to partner with Vellar as the additional private investor and revise your disclosure accordingly. If applicable, please disclose what relationship Atalaya has to Vellar, NorthView, the Sponsor, Profusa and its affiliates;

Response: The Company acknowledges the Staff’s comment and has revised the “Background to Discussions with Financing Sources” section on page 123 of the Amendment. The Company further advises the Staff that the financing is not conditioned upon Vellar syndicating the transactions; however, the size and timing of funding of the transaction may differ if Vellar is not able to find a co-investor.

Jack Stover NorthView Acquisition Corporation March 29, 2024 Page 3

•
We refer to your disclosure on page 122 that HCW contacted Arena on February 16, 2024 to terminate further negotiation regarding potential financings through Arena, including the $150 million ELOC. We also note that the binding term sheet with Vellar provides that the financing does not include any ELOCs. However, you disclose on page 121 that due to the private placement investment of $5 million and ELOC, Vellar had decided to partner with another investor. Please reconcile your disclosure as appropriate;

Response: The Company acknowledges the Staff’s comment and has revised the Background to Discussions with Financing Sources section on pages 122 and 123 of the Amendment to address the inconsistency of the statement regarding the ELOC.

•
You disclose that Vellar asked that Management consider making a tender offer to outstanding Rights shareholders, and that Management was supportive of the concept subject to reasonable cost/benefit analysis and the Company and would consider an offering prior to close of the business combination. Please disclose whether this tender offer is a condition to the financing, and tell us whether the company intends to conduct this tender offer; and

Response: The Company acknowledges the Staff’s comment and has revised the Background to Discussions with Financing Sources section on page 124 of the Amendment.

•
You disclose on page 162 that you are continuing to seek additional private placement funds of $3 million from other private investors. Please clarify the current status of discussions and negotiations regarding the contemplated Vellar transactions and the additional private placement. To the extent that negotiations and marketing processes for such financings are ongoing, please disclose material details of those processes, including who has selected or will select the .potential investors; when selected, the relationships the private investors have to NorthView, the Sponsor, Profusa and their affiliates, and the placement agent, if any; and how the terms of the transactions were determined, as applicable.

Response: The Company acknowledges the Staff’s comment and has revised the Background to Discussions with Financing Sources section on page 122 and Description of the Transaction section on page 164 of the Amendment to reflect that the parties are not currently in discussions with other private investors.

3.
We note your disclosure that the consummation of the Stock Subscription will be conditioned upon, among other things, “the shares of New Profusa Common Stock that will be received by Vellar upon the Closing pursuant to the Stock Subscription shall have been registered under this proxy statement/prospectus and shall be freely tradable by Vellar without restriction.” Please provide your legal analysis as to why it is appropriate to register the primary issuance of such shares. In this regard, it appears that you commenced the offering of securities to Vellar privately and are attempting to complete the offering through a public offering. Please note that a transaction that commenced privately cannot be converted to a registered offering. For guidance, refer to Questions 134.02, 134.03, and 139.09 of our Securities Act Sections Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 124 of the Amendment. The Company has also revised the Amendment to provide clarifications that conversations with Vellar regarding the private offering by Profusa did not commence until January 2024.

Additionally, the Company respectfully advises the Staff that Vellar is acquiring shares of the target, Profusa, and not from the Company. After Vellar and Profusa’s other shareholders make an investment decision regarding the approval of the merger with the Company and its subsidiary, NV Merger Sub, Vellar will receive shares of the Company’s common stock in the same manner as the other Profusa shareholders. As such, so there is no primary issuance of shares by the registrant outside of the merger consideration in this instance.

Jack Stover NorthView Acquisition Corporation March 29, 2024 Page 4

Revenue Assumptions, page 133

4.
We note your revised disclosure on page 133 in response to prior comment 2, which we reissue in part. Please revise to describe the specific assumptions related to “market coverage through distribution and commercial partners, and practicality of that coverage through our contemplated commercial network.”

Response: The Company acknowledges the Staff’s comment and has updated the “Revenue Assumptions” section on page 135 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Information, page 161

5.	We note your response to comment 6. Once the terms of the JV and license agreement are finalized, please update your response accordingly.

Response: The Company acknowledges the Staff’s comment and confirms that the agreements have not yet been finalized.

6.	In regards to the Vellar Transactions, please address the following:

•
Vellar is expected to syndicate the transactions to partner with another investor, however no such party has been determined yet. Expand your disclosures to address what will happen if Vellar is not able to identify an additional investor;

Response: The Company acknowledges the Staff’s comment and has revised the “Background to Discussions with Financing Sources” section on page 123 to address the impact to the financing if Vellar is not able to identify an additional investor.

•	With reference to the authoritative literature you relied on, expand your disclosures to address how you will account for the cash-settled equity derivative transactions; and

Response: The Company acknowledges the Staff’s comment and advises that the Company is in the process of negotiating the terms of the definitive agreements, and therefore the terms of the agreement are not yet finalized. Once the terms of the definitive agreement are finalized, the Company will analyze the accounting treatment of such agreements.

In response to the Staff’s comment, the Company has revised its disclosure on page 167 of the Amendment. The Company is currently working through the preliminary guidance relating to a typical analysis for hybrid financial instruments. First, the Company is considering the separate units of account within the Vellar agreement and identifying whether each of the units of account are freestanding financial instruments under the guidance included in ASC 480, Distinguishing Liabilities from Equity, and whether any or all freestanding financial instruments represent liabilities pursuant to ASC 480. For components or units of account that are not freestanding financial instruments or that don’t appear to be liabilities pursuant to ASC 480, management will then consider whether those units of account represent “derivative” instruments or embedded derivatives under ASC 815-40, Contracts in Entity’s Own Equity, and whether any such units determined to meet the definition of a derivative, which point management will go through an indexation analysis as well as “equity” classification guidance pursuant to ASC 815-40-25-7 through 25-10. Any unit(s) of account that do not qualify for an equity scope exception under ASC 815, will be accounted for as a derivative asset and/or liability and marked-to-market through earnings from the contract execution date through the final settlement of any/each such unit of account or through the settlement date in the case of the CSED.

The Company plans to include all required disclosures including a description of the Company’s accounting analysis and related conclusions as well as the impact on the Company’s consolidated financial statements for all periods beginning with the date of contract execution and through the date that the CSED has been settled.

Jack Stover NorthView Acquisition Corporation March 29, 2024 Page 5

•	Expand your disclosures to clarify how the settlement amount will be determined for the Recycled Shares, including the 2.5 million shares to be received at the closing date.

Response: The Company acknowledges the Staff’s comment and advises that it has revised its disclosure starting on page 165 of the Amendment. At the time of closing, no new shares will be issued from the recycled shares. Vellar and the other investor will sell these recycled shares at the then applicable market price. On a monthly basis, the average share price multiplied by the number of shares sold will be calculated. Profusa will receive the Reference price ($10/share) and Vellar will keep any proceeds in excess of this Reference Price.

Example of Equity Settlements: For 100,000 shares sold at $11/share and a reference price of $10/share.

Vellar would collect cash of $1,100,000 and of this total, Vellar would issue New Profusa $1,000,000 of cash ($10 reference price x 100,000 shares) and Vellar would keep as their spread the $100,000.  New Profusa would have the following accounting entry:

Debit Cash $1,000,000

Credit Common Stock Par $100

Credit Common Stock APIC $999,900

Accounting for the Business Combination, page 166

7.
We note that the Milestone Earnout Rights, Sponsor Inducement Recoupment Earnout Rights and Profusa Inducement Recoupment Earnout Rights are considered to be indexed to the New Profusa’s own stock because, in part, they are contingently exercisable exclusively on the basis of the New Profusa’s own share price and/or by reference to the Company’s own operations (i.e. revenue targets). With reference to Milestone III, which relates to the closing of the APAC Joint Venture, please re-assess how you determined they were indexed to the New Profusa’s own stock as well as the resulting accounting.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the change to Milestone III occurred in January 2024. The Company understands the nature of the revised milestone appears different from the nature of prior milestones and, accordingly, plans to update its analysis and conclude on whether or not Milestone III continues to be indexed to New Profusa’s own stock subsequent to the modification. The Company initially evaluated whether the Earnout milestones, and its initial considerations include whether the earnout milestones are within the scope of ASC 480 or ASC 815. Under ASC 480-10-55-26, the Earnouts are not within the scope of ASC 480 as they do not embody an obligation. The Company expects the Earnouts should be evaluated under ASC 815 and has analyzed the ASC 815 equity scope exceptions on the Earnouts. The Company originally concluded, in connection with the Merger and Plan of Reorganization (“Merger”) agreement signed in November 2022, that Milestone I Earnout, Milestone II Earnout, Milestone III Earnout and Milestone IV Earnout (together the “Earnouts”) represent freestanding financial instruments that each met the equity scope exception. Based on these initial conclusions, the Company had been disclosing that Earnouts would be classified as equity and initially recorded at fair value with no subsequent remeasurement. The Company understands that, in connection with reporting Profusa’s financial statements for the quarter ending March 31, 2024 (i.e., the period including the date of the modification) that it will be required to complete an updated analysis to determine if the revised Milestone III continues to be indexed to the Company’s (or New Profusa’s) stock. If the recent amendment to Milestone III is no longer considered to be indexed to the Company’s (or New Profusa’s) stock, the Company also understands that this milestone will be required to be classified as a liability and would therefore be subject to mark-to-market fair value adjustment on a quarterly basis and the gain or loss on the fair value will be adjusted through earnings under GAAP.  The Company and Profusa are currently working through the related accounting analysis and has considered the sensitivity of this potential accounting modification on Milestone III. Upon initial consideration of the general facts and circumstances relating to valuation, management believes that any adjustment to fair value is expected to be immaterial. The basis for management’s preliminary judgment is described below:

•
Based on the nature of the Company’s business, the predominance of the cash inflows in its valuation model relate to the amounts and timing of revenue to be earned on products assumed to be approved for commercialization by the FDA in the future. Prior to commercialization, the Company assumes primarily predictable cash outflows that relate to R&D activities that have been defined and driven by available cash from grants and other funding. Qualitatively, and based on management’s knowledge and understanding of the business, as described, the Company preliminarily expects that there will not be significant changes to assumptions of the timing of related milestones that would permit commercialization to begin, along with other assumptions (e.g., initial commercial revenues at launch, growth rate assumptions, weighted average cost of capital (WACC) and other applicable factors that would impact the valuation model (as originally developed in connection with the milestones at the time of the Merger agreement in November 2022)).

The Company additionally submits to the Staff that the nature of the change in the Milestone III requirements have been disclosed in Note 14 – Subsequent Events to Profusa’s financial statements and that the Company (or New Profusa) intends to finalize the analysis of whether or not the Milestone continues to be “indexed to the Company’s own stock” and include any related accounting impacts and disclosure requirements resulting from the analysis and final conclusions in a subsequent amendment to the registration statement, or in its Form 10-Q filing for the period ending March 31, 2024 (the period including the date of the milestone modification), as applicable.

Results of Operations, page 250

8.
We note your disclosure on page 250 that Profusa was awarded a subcontract with ACESO’s collaborator, the Komfo Anokye Teaching Hospital (“KATH”) in Ghana. Please revise to disclose the material terms of the subcontract, and file the Statement of Work as an exhibit to your registration statement or explain why you do not believe that you are required to do so.

Response: The Company acknowledges the Staff’s comment and further advises the Staff that the subcontract to Profusa was awarded by the Henry Jackson Foundation (HJF), rather than Komfo Anokye Teaching Hospital (“KATH”). The Company has included the material details of the subcontract from HJF on page 254 of the Amendment. The Company further advises that Profusa has not been awarded a subcontract by KATH.

Liquidity and Capital Resources, page 252

9.
We note your response to prior comment 7, which we reissue. Please expand your disclosure relating to your NIH and DARPA government grants, where applicable, to discuss the material terms of the grants, including the amount and when Profusa received each grant. Please expand your risk factor disclosure regarding the rights the government has with respect to Profusa’s technology and patents and the portion of its business that would be affected by the potential exercise of march-in rights.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure relating to the government grants on page 256 and expanded its risk factor on page 60 of the Amendment.

Jack Stover NorthView Acquisition Corporation March 29, 2024 Page 6

10.	We note your revised disclosure in response to prior comment 9. Please revise your disclosure, where applicable, to address the following:

•
We note your disclosure on page 253 that you expect to sign and execute a License Agreement and Shareholders Agreement with Best Life Technology Ltd., an entity wholly owned and controlled by Tasly in connection with and on or around the same date as the closing of the proposed business combination, and that the APAC Joint Venture will not begin any activities until the closing date of such agreement. We also note that the Carbis Bay and BC hSensor Limited are also investors in the APAC Joint Venture binding term sheet. Please expand your disclosure relating to the License Agreement and Shareholders Agreement, including whether these agreements include terms that are materially different than the terms of the binding term sheet and whether the two other investors are party to such agreements, and file the agreements as exhibits to the registration statement or explain why you do not believe you are required to do so; and

Response: The Company acknowledges the Staff’s comment. The Company further advises the Staff that the requested agreements have not yet been executed, and confirms to the staff that it will include the executed version of the requested agreements once executed. Additionally, the Company has revised the disclosure related to the APAC Joint Venture on pages 258 and 264 to clarify that the License Agreement and Shareholders Agreement are expected to be on terms materially consistent with the binding term sheet.

•
You disclose on page 260 that “it is necessary for the APAC Joint Venture to close in order to complete the Business Combination, as the APAC Joint Venture is a condition of the financing transaction.” Please include risk factor disclosure to highlight the consequences to investors if you are not able to close the APAC Joint Venture.

Response: The Company acknowledges the Staff’s comment and has revised the risk factor entitled “The consummation of the Merger is subject to a number of conditions and if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed” on page 77 of the Amendment.

Certain Relationships and Related Person Transactions, page 258

11.
We note your revised disclosure in response to prior comment 10, which we reissue in part. Please file the loan agreement as an exhibit to the prospectus or provide your analysis as to why it would not be required under Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has filed a copy of the loan agreement as Exhibit 10.12 to the Amendment.

General

12.
We note your revised disclosure in response to prior comment 14. However, we refer to your disclosure in your extension proxy filed on February 28, 2024 that you initiated the process of liquidating the U.S. government treasury obligations held in the Trust Account into cash in an interest bearing demand deposit account on January 2, 2024. You also disclose on page 71 relating to the conversion of assets in the Trust Account into cash. Please revise your disclosure here and elsewhere in the prospectus to clarify, if true, that the assets in the Trust Account have already been moved into cash in a deposit account at a bank and disclose the date you initiated the process of liquidating the assets held in the Trust Account. We refer to your disclosure on pages 1 and F-7.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 1 and page 71 of the Amendment to reflect the Trust Account’s current holdings. The Company further advises the Staff that the referenced liquidation of Trust Account assets into interest bearing demand deposit accounts and cash in January 2024 is included in the Company’s subsequent event footnote on page F-23.

* * * * *

Jack Stover NorthView Acquisition Corporation March 29, 2024 Page 7

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Amendment. We expect to file a Rule 461 request as soon as the Staff confirms that it has no further comments.

Respectfully submitted,

Ralph V. De Martino

RVD/mc
cc: Jack Stover